

November 25, 2019

Colm Barrington
Chief Executive Officer and Director
Fly Leasing Limited
West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland

> **Re: Fly Leasing Limited**
> **Registration Statement on Form F-3**
> **Filed November 14, 2019**
> **File No. 333-234700**

Dear Mr. Barrington:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Boris Dolgonos